UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

IronNet, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46323Q105
(CUSIP Number)

Janna Ayoub 4th Floor, 7 Vigo St, Savile Row House London, W1S 3HF, UK +44 20 3405 7321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46323Q105	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON C5 Investors General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON C5 Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON C5 Capital USA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON C5 Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 6 of 8

Introductory Statement: This Amendment No. 4 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 10, 2021 (the “Original Schedule 13D”) and amended through the date hereof (as so amended, the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of IronNet, Inc. (the “Company”). This Amendment is being filed by C5 Partners LLC (the “LLC”), C5 Investors General Partner Limited (“GP Limited”), which acts on behalf of C5 Investors LP (C5 LP”), the sole manager of the LLC, and C5 Capital USA LLC, the investment manager of C5 LP (together, the “Reporting Persons”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 8, 2023, an affiliate of the Reporting Persons ("C5") entered into a $4.0 million secured promissory note with the Company pursuant to which C5 will provide additional bridge financing to the Company while the parties continue to negotiate the Proposed Transaction (together with the secured promissory notes reflecting prior funding advances, the "C5 Notes"). As of the date hereof, the aggregate principal amount of C5 Notes is $9.0 million.

The C5 Notes bear interest at a rate of 13.8% per annum from their respective date of issuance, and all such notes are payable at scheduled maturity on June 30, 2023, subject to acceleration in certain circumstances. The Company’s obligations under the C5 Notes are secured by substantially all of the assets of the Company, excluding the Company’s intellectual property. The C5 Notes provide C5 with the right, at any time on or after the date that is five calendar days prior to maturity, to convert any portion of the principal amount of the C5 Notes, together with any accrued and unpaid interest and any other unpaid amounts, into shares of Common Stock, at a conversion price of $2.00 per share. In the event that any shares of Common Stock are issued upon conversion of the C5 Notes, the Company has agreed to grant specified registration rights to C5. The foregoing description of the C5 Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the form of C5 Note and form of Security Agreement filed herewith as Exhibits 5 and 6, respectively, and incorporated herein by reference.

Effective upon receipt of the additional bridge funding described above, C5 and the Company also agreed to extend the mutual exclusivity period through February 28, 2023 to seek to negotiate definitive agreements with respect to the Proposed Transaction.

On January 30, 2023, the IronNet board of directors adopted resolutions waiving the application Section 203 of the Delaware General Corporation Law to permit C5 and its affiliates to engage in discussions with certain other stockholders concerning their potential participation in the Proposed Transaction.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the Company’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Company as they deem appropriate.

These actions may include (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company(collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 46323Q105	SCHEDULE 13D	Page 7 of 8

Item 5.	Interest in Securities of the Issuer.

Item 5 is restated in its entirety as follows:

Percentage beneficial ownership by each Reporting Person is based upon 103,707,690 shares of Common Stock outstanding as of October 31, 2022, which is the total number of shares outstanding as reported in the Company’s prospectus dated November 28, 2022.

(a), (b)  See the cover page of each Reporting Person.

(c) Except as set forth herein and in the Original Schedule 13D, none of the Reporting Persons or, to their knowledge, any partner, executive officer or director thereof, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty days immediately preceding the date hereof.

(d) Except as disclosed in this Schedule 13D, to their knowledge, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented by incorporating the information added to Item 4 by reference.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated September 9th 2021 among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the SEC on September 9, 2021)
2	Letter to Board of Directors of the Company dated December 22, 2022 (previously filed)
3	Letter from the Company dated December 24, 2022 (previously filed)
4	Letter to Board of Directors of the Company dated December 24, 2022 (previously filed)
5	Form of Note (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 17, 2023)
6	Form of Security Agreement (incorporated by reference to the Current Report on Form 8-K filed by the Company on January 4, 2023)
7	Exclusivity Agreement, dated December 28, 2022

CUSIP No. 46323Q105	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

C5 Capital USA LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Chief Executive Officer and Director

C5 Investors General Partner Limited

By:	/s/ Paul Singer
Name: Paul Singer
Title: Director

C5 Investors LP

By:	/s/ Paul Singer
Name: Paul Singer
Title: Director

C5 Partners, LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Director